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CLIENT/MATTER NUMBER
114735-0101

October 30, 2017

Via EDGAR System

Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	EntrepreneurShares Series Trust (Investment Company Act File No. 811-22436)
Post-Effective Amendment No. 15 to Form N-1A Registration Statement
Filed August 15, 2017

Dear Ms. Karen Rosotto:

On behalf of our client, EntrepreneurShares Series Trust and its series, the Entrepreneur 30 Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”).  The comments were provided by Karen Rosotto at rosottok@sec.gov.  The numbered items set forth below summarize (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.  As appropriate, the Fund has amended the Prospectus and the Statement of Additional Information in response to these comments, and a redlined copy of these documents is attached hereto.

General Comments

1.    When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

2.    Ensure that the effectiveness of the Prospectus is delayed until the exemptive application is approved.

Response:  The Fund will ensure that the Prospectus does not go effective prior to the exemptive application being approved.

3.    If the Fund issues shares in creation units of less than 25,000 shares each, then additional disclosure is required in the Prospectus.

Response:  As is common with other exchange traded funds, the Fund will issue shares in creation units of not less than 25,000 shares each.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
October 30, 2017

Prospectus

4.    Confirm whether the Fund will charge a transaction fee for the purchase or redemption of shares directly with the Fund.

Response:  As is common with other exchange traded funds, the Fund will not allow investors to purchase or redeem shares directly with the Fund, except in the form of Creation Units.  So, the Fund will not charge a transaction fee, as currently noted in the draft fee table.  The references to “maximum transaction fees” will be deleted.

5.    Please complete the fee table and the expense example.

Response:  The Fund will complete the fee table and the expense example prior to going effective.

6.    There is nothing in the strategy that suggests that the Fund would invest in other funds to a significant extent.  So, please delete the reference to acquired fund fees and expenses.

Response:  The Fund will delete the reference to acquired fund fees and expenses.

7.    Please revise the disclosure to make it clear that an affiliate of the advisor created the index.

Response:  The Fund will revise the disclosure to make it clear that an affiliate of the advisor created the index.

8.    Please revise the disclosure on the principal investment strategy to address the following points:

•	Confirm whether the Fund will invest in all securities in the index.

•	Clarify how often the index is reconstituted.

•	Clarify the type of securities that are the principal investment of the Fund.

•
Clarify how the index methodology works, including a description of the entrepreneurial standards the index uses, which must be rule based, and cannot be subjective; and a description of the component selection criteria for the index, and how the components are weighted,

•	Confirm whether the index invests in the 30 largest publicly-traded companies based on their market capitalization.

•	Clarify that the 80% investment test includes borrowings for investment purposes.

U.S. Securities and Exchange Commission
October 30, 2017

•	Confirm whether the Fund uses a replication strategy.

•	Clarify the reference to derivatives that are related to the index.

•	Describe any derivative security that is used as a principal investment strategy.

•	Delete references to negative strategies.

•	Revise the reference to correlation to refer to a correlation of 0.95 out of 1.0.

•	Clarify the tracking error discussion to more closely tie it to the correlation discussion.

•	Disclose whether the Fund is diversified or non-diversified.

•	Clarify the type of securities in which the Fund may invest.

Response:  The Fund will revise the disclosure as requested.

9.    Please clarify and enhance the risk factors related to authorized participants, trading risk, index risk, ADR risk, early closing risk, and index tracking risk.  Add a risk regarding the index provider.  Delete the non-transparency risk.

Response:  The Fund will revise the disclosure as requested.

10.    Revise the performance disclosure to indicate that the performance of the Fund will be available on the website.

Response:  The Fund will revise the disclosure to indicate that the performance of the Fund will be available on the website.

11.    Revise the disclosure on the portfolio manager to indicate the length of service with the Fund.

Response:  The Fund will revise the disclosure to indicate the length of service with the Fund.

12.    Revise and enhance the disclosure on purchases and sales to clarify who may purchase and redeem shares of the Fund, directly with the Fund.

Response:  The Fund will revise the disclosure as requested.

13.    Revise the disclosure to more clearly indicate which investment strategies and risks are non-principal.

Response:  The Fund will revise the disclosure as requested.

U.S. Securities and Exchange Commission
October 30, 2017

14.    Revise the disclosure to enhance the description of the Advisor, and indicate where the discussion regarding the approval of the investment advisory agreement may be found.

Response:  The Fund will revise the disclosure as requested.

Statement of Additional Information

15.    Complete the missing information in the Statement of Additional Information.

Response:  The Fund will fill in all of the missing information prior to the Fund going effective, and will update all of the information, such as the shareholdings in the affiliated funds, as of the most current date practicable.

16.    Please revise the disclosure to indicate if the Fund will invest in any type of derivative securities as a principal investment strategy.

Response:  The Fund will not invest in any type of derivative securities as a principal investment strategy.

17.    The Prospectus indicates that the Fund does not take a temporary defensive position.  If accurate, please delete the disclosure related to temporary investments.

Response:  The Fund will delete the referenced disclosure.

18.    There is a reference to a rulebook for the index methodology, but it does not appear this is an accurate reference.

Response:  The Fund will delete the reference to a rulebook.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer